Exhibit 99.7

SASOL INTEGRATED REPORT 2023 64 INTRODUCTION ABOUT SASOL STRATEGIC OVERVIEW CREATING VALUE PERFORMANCE GOVERNANCE AND REWARDS ADMINISTRATION GOVERNANCE // GOVERNANCE AT A GLANCE SASOL INTEGRATED REPORT 2023 64 Reliable governance We encourage an open, honest environment that promotes structured planning, agility in execution and encourages investment in the sustainability of the organisation. Good governance is embedded in the sound judgement and good behaviour of those who are charged with ensuring the success of Sasol. The focus of the Board is to ensure that strategy, sustainability, risk and performance considerations are appropriately balanced and effectively integrated in all we do. WE REMAIN COMMITTED TO: The safety of our people. The sustainability of our organisation and promoting environmental, social and governance (ESG) considerations. Ensuring an ethical culture. Sustainability Stakeholder communication Our commitment to sustainability is unwavering, driven by our Purpose to ‘innovate for a better world’. We are committed to improving the social, economic and environmental wellbeing of the communities in which we operate. The Board takes the legitimate interests and expectations of stakeholders into account when making decisions. We are committed to maintaining transparency and engaging extensively with our stakeholders to help us understand stakeholders’ concerns and expectations in order to make informed decisions regarding Sasol’s sustainability approach, reporting and other matters of importance to stakeholders. Human Rights We align our practices with the United Nations Guiding Principles on Business and Human Rights and, as asserted in our Code of Conduct, we do business in an ethical way.

SASOL INTEGRATED REPORT 2023 65 INTRODUCTION ABOUT SASOL STRATEGIC OVERVIEW CREATING VALUE PERFORMANCE GOVERNANCE AND REWARDS ADMINISTRATION GOVERNANCE CONTINUED 1 The Board appoints Group Executive Committee members on the recommendation of the CEO and the Nomination and Governance Committee WWW For more detail on the responsibilities, powers, policies and processes of the Board, its Directors and the Company’s executives and other officials, refer to the Board Charter, together with the Company’s memorandum of incorporation on our website, www.sasol.com Our governance structure The Group’s governance structures are reviewed regularly and provide for the assignment of authority while enabling the Board to retain effective control. The structures support ethical and efficient leadership and good corporate citizenship and are applied in the best interests of Sasol and its stakeholders. The necessary policies and processes are in place to ensure all entities in the Group adhere to essential Group requirements and minimum governance standards. As ultimate shareholder of all subsidiaries in the Sasol Group, Sasol Limited exercises its rights and is involved in the decision-making of its subsidiaries on material matters. Subsidiaries have adopted the governance framework as appropriate and have aligned their memoranda of incorporation and shareholder agreements with the Group’s governance framework. SASOL LIMITED SHAREHOLDERS PRESIDENT AND CHIEF EXECUTIVE OFFICER GROUP EXECUTIVE COMMITTEE1 STAKEHOLDERS SASOL LIMITED BOARD Capital Structuring and Allocation Committee Disclosure Working Group Ad hoc GEC Mandating and Steering Committees Safety Committee Sanctions Compliance Committee ETHICAL FOUNDATION Audit Committee Capital Investment and Digital Committee Nomination and Governance Committee Remuneration Committee Safety, Social and Ethics Committee DISCLOSURES CONTROL/ASSURANCE EXECUTIVE VICE PRESIDENTS Subsidiaries (wholly-owned), Sasol Energy, Sasol Chemicals and Sasol ecoFT Businesses and Corporate Centre Subsidiaries (wherein external shareholder) and JV Boards and shareholders RISKS/OPPORTUNITIES Compliance The Board confirms that Sasol complies in most significant respects with the governance standards imposed on domestic United States’ companies listed on the NYSE and that we apply all the principles of the King IVTM Report on Corporate Governance for South Africa 2016 (King IVTM). WWW A statement on Sasol’s application of the principles of King IVTM is available on www.sasol.com The Board further confirms that the Company is in compliance with the provisions of the Companies Act 71 of 2008 (the Companies Act) specifically relating to its incorporation and is operating in conformity with its Memorandum of Incorporation. As a company listed on the Johannesburg Stock Exchange (JSE) and on the New York Stock Exchange (NYSE) for purposes of our American Depositary Receipt programme, Sasol is subject to, and has implemented controls to provide, reasonable assurance of its compliance with all relevant requirements in respect of its listings. Specific areas of law that have been identified as key Group legal compliance risk areas (safety, health and environmental laws, anti-bribery and anti-corruption laws and competition law). We have implemented controls, aimed at achieving a balanced approach to compliance and to mitigate the risks in these areas. The Board and its Committees closely monitor the implementation of the Company’s legal compliance policy and processes and improve thereon, as and when required, to mitigate the risk of non-compliance with the laws in the various jurisdictions in which Sasol does business. In the year under review, there were no material violations of any laws or regulations, nor were any material penalties or fines imposed on the Company or its Directors for contraventions of any laws or regulations. Governance The Board is satisfied that it fulfilled all its duties and obligations during the 2023 financial year. We are a values-based organisation and are committed to the highest standards of business integrity and ethics in all our activities. The Board ensures that Sasol is governed effectively through ethical consciousness and conduct, in accordance with good corporate governance practice, appropriate and relevant non-binding industry rules, codes and standards and internal control systems. The Company Secretary The effective functioning of the Board is facilitated and supported by the Company Secretary, Ms Michelle du Toit, who was appointed as the Group Company Secretary of Sasol Limited on 1 January 2021. The Company Secretary is not a Director of Sasol Limited and provides a central source of guidance and support to the Board on matters of good governance and changes in legislation while maintaining an arm’s length relationship with the Board and the Directors. Having considered the competence, qualifications and experience of Ms du Toit, the Board is satisfied that she is competent and has the appropriate qualifications and experience to serve as the Company Secretary.

SASOL INTEGRATED REPORT 2023 66 INTRODUCTION ABOUT SASOL STRATEGIC OVERVIEW CREATING VALUE PERFORMANCE GOVERNANCE AND REWARDS ADMINISTRATION In terms of our memorandum of incorporation, the Board shall consist of a maximum of 16 Directors. Up to five may be Executive Directors. One-third of Directors must retire at every Annual General Meeting and are eligible for re-election. The Board determined that it would comprise a maximum of 14 Directors. WWW The roles and functions of the Chairman, the Lead Independent Director and the President and CEO are described in the Board Charter available on our website, www.sasol.com GOVERNANCE // Our Board Our Board of Directors is responsible for the strategic direction and control of the Company and brings independent, informed and effective judgement to bear on material decisions reserved for the Board. Our Directors set the tone for ethical and effective leadership to ensure value creation that is accomplished in a sustainable manner. Vuyo Kahla Executive Director (appointed: 2019) Date of birth: 1970 (53) Nationality: South African Qualifications: BA, LLB, AMP Committee member: • Capital Investment and Digital Committee • Safety, Social and Ethics Committee Kathy Harper Independent non-Executive Director (appointed: 2020) Date of birth: 1963 (60) Nationality: American Qualifications: BSc (Industrial Management), MBA, Certificate in cyber security oversight (NACD) Committee member: • Audit Committee Fleetwood Grobler Executive Director and President and Chief Executive Officer (appointed: 2019) Date of birth: 1961 (62) Nationality: South African Qualifications: BEng (Mechanical) Committee member: • Capital Investment and Digital Committee • Safety, Social and Ethics Committee Martina Flöel Independent non-Executive Director (appointed: 2018) Date of birth: 1960 (63) Nationality: German Qualifications: MSc (Chemistry), PhD (Chemistry) Committee member: • Capital Investment and Digital Committee • Safety, Social and Ethics Committee • Remuneration Committee Muriel Dube Independent non-Executive Director (appointed: 2018) Date of birth: 1972 (51) Nationality: South African Qualifications: BA (Human Sciences), BA (Hons) (Politics), MSc (Environmental Change and Management), Executive Certificate: Climate Change and Development, HIID Chairman of the Safety, Social and Ethics Committee Committee member: • Capital Investment and Digital Committee • Nomination and Governance Committee Manuel Cuambe Independent non-Executive Director (appointed: 2016) Date of birth: 1962 (61) Nationality: Mozambican Qualifications: BEng (Electrical), Postgraduate Certificate in Management Studies Committee member: • Capital Investment and Digital Committee • Safety, Social and Ethics Committee • Remuneration Committee Sipho Nkosi Independent non-Executive Director and Chairman (appointed: 2019) Date of birth: 1954 (69) Nationality: South African Qualifications: BCom, BCom Economics (Hons), MBA Chairman of the Nomination and Governance Committee Committee member: • Remuneration Committee Mpho Nkeli Independent non-Executive Director (appointed: 2017) Date of birth: 1964 (59) Nationality: South African Qualifications: (Environmental Science), MBA Chairman of the Remuneration Committee Committee member: • Safety, Social and Ethics Committee • Nomination and Governance Committee Trix Kennealy Independent non-Executive Director (appointed: 2017) Date of birth: 1958 (65) Nationality: South African Qualifications: BCom (Accountancy), (Hons) Chairman of the Audit Committee Committee member: • Capital Investment and Digital Committee • Nomination and Governance Committee Nomgando Matyumza Independent non-Executive Director (appointed: 2014) Date of birth: 1963 (60) Nationality: South African Qualifications: BCom, BCompt (Hons), CA(SA) LLB Committee member: • Remuneration Committee • Audit Committee Andreas Schierenbeck Independent non-Executive Director (appointed: 2023) Date of birth: 1966 (57) Nationality: German Qualifications: AMP (Applied Mathematics and Physics), MA, Electrical Engineering Committee member: • Capital Investment and Digital Committee • Safety, Social and Ethics Committee Hanré Rossouw Executive Director and Chief Financial Officer (appointed: 2022) Date of birth: 1975 (48) Nationality: South African Qualifications: BEng (Chemical), BCom (Hons), MBA Committee member: • Capital Investment and Digital Committee Stanley Subramoney Independent non-Executive Director (appointed: 2021) Date of birth: 1958 (64) Nationality: South African Qualifications: BCompt (Hons) (Accounting Science), CA(SA) Committee member: • Audit Committee • Remuneration Committee Stephen Westwell Independent non-Executive Director and Lead Independent Director (appointed: 2012) Date of birth: 1958 (65) Nationality: British Qualifications: BSc (Mechanical) MSc (Management), MBA Chairman of the Capital Investment and Digital Committee Committee member: • Audit Committee • Safety, Social and Ethics Committee • Nomination and Governance Committee COMMITTEE COMMITTEE

INTRODUCTION ABOUT SASOL STRATEGIC OVERVIEW CREATING VALUE PERFORMANCE GOVERNANCE AND REWARDS ADMINISTRATION

GOVERNANCE CONTINUED

Policy on diversity

The Board's diversity and skills ensure that it guides Sasol to deliver a sustainable organisation. Directors are chosen by the Board with the support of the Nomination and Governance Committee for their corporate leadership skills, experience and expertise. A combination of different business, geographic and academic backgrounds as well as diversity in age, gender and race allow for robust debate and more considered decision-making, supporting the sustainable growth of the business.

It is the Board's policy that broader diversity at Board level is promoted; all facets of diversity are considered in determining the optimal composition of the Board and, where possible, are balanced appropriately. All Board appointments are made on merit, having due regard for the benefits of diversity, which the Board as a whole requires to be effective.

Tenure, independence and succession

All non-Executive Directors are considered to be independent.

The Board has determined that Directors may serve on the Board for up to nine years, extendable annually up to a maximum of 12 years. The Board's succession plans aim to achieve an optimal balance between independence and continuity on both the Board and its Committees. It is for this reason that the Board extended the terms of Mr S Westwell and Ms NNA Matyumza following a review and confirmation of their independence. Their experience, knowledge and independent judgement continue to benefit the Company.

The Nomination and Governance Committee is of the view that no Director is over-committed.

The Nomination and Governance Committee considers the other commitments of Directors when they are first appointed, as well as annually, or at any other time when a Director's circumstances change and warrant re-evaluation. This is done to determine whether a Director has sufficient time to discharge his/hers duties effectively and is free from conflicts that cannot be managed satisfactorily. Should the Nomination and Governance Committee be of the view that a Director is over-committed or has an unmanageable conflict, the Chairman will meet with that Director to discuss the resolution of the matter to the satisfaction of the Committee.

Focus areas of the Board and its Committees

The Board Charter and the terms of reference of its Committees are reviewed as and when required but at least every second year to ensure they remain relevant and aligned with all relevant regulatory requirements and governance best practices.

The Board uses its meetings to discharge its governance and regulatory responsibilities. Its work plan and those of its Committees outline the matters which should be dealt with at meetings and are aligned with the responsibilities and requirements set out in the Board Charter and the terms of reference of its Committees. Matters considered include safety, operational and financial performance, matters of strategy, risk and opportunity, ESG and compliance.

The Board has purposefully assumed direct responsibility for the governance of risk. To support the Board in ensuring effective risk management oversight, not only one Committee, but all Board Committees are responsible for ensuring the effective monitoring of risks within the ambit of each Committee's scope. In monitoring and providing oversight on Sasol's risks, each Committee will consider potential opportunities as appropriate.

There are seven Board meetings a year. The Board also meets twice a year to discuss strategy. For the reporting period, the Board held eight meetings, two strategy meetings and three additional special meetings.

MEETINGS AND ATTENDANCE

13 meetings

97% attendance*

* Due to prior commitments, Ms KC Harper, Ms NNA Matyumza, Mr SA Nkosi and Mr S Westwell could not attend certain of the additional meetings.

SKILLS AND EXPERIENCE OF OUR BOARD

Maintaining an ethical culture and collective perspective are essential. The Board follows a risk-based approach. Our Directors must: have strong values, ethics and integrity; ask critical questions; and facilitate open and frank communication with each other and management.

By setting an example of doing business responsibly, Directors demonstrate their continued commitment to Sasol's Values.

Our Board has the following skills and experience (% of Directors)


Social, SHE and sustainability 50
Engineering 43
Chemicals 36
Oil, gas and upstream business 29
Capital projects 71
Sales and manufacturing 43
Finance 36
Digital, including cyber security 21
Mergers and acquisitions 71
Public Policy and regulatory 43
Legal and compliance 50
Human Resources and remuneration 50
Strategy and risk management 93
Global experience 86

20-F For more details refer to our Form 20-F available on our website, www.sasol.com for the skills and experience of each Director

Diversity

Women (%)



42% Achieved
40% Target

Historically disadvantaged individuals
(% of South African Directors)



67% Achieved
50% Target

Age (years)



1 40 – 50 years
6 51 – 60 years
7 61 – 70 years

Independence



11 Non-Executive Directors
3 Executive Directors

AVERAGE TENURE OF DIRECTORS

4,7 years

SASOL INTEGRATED REPORT 2023 67

SASOL INTEGRATED REPORT 2023 68 INTRODUCTION ABOUT SASOL STRATEGIC OVERVIEW CREATING VALUE PERFORMANCE GOVERNANCE AND REWARDS ADMINISTRATION Key issues the Board focused on in 2023 and remains invested in going forward Safety of our people Making sure our people return home safely is the top priority of the Board. Fatalities are unacceptable. Significant time is devoted to monitor processes implemented to ensure Zero Harm. Transforming for resilience Resilience, operational stability and performance and cash flow improvement remain essential, especially in view of continued market volatility, geopolitical uncertainty and disruptions, and the deepening global energy crisis. Progressing Sasol 2.0 is a priority. We are also re-focusing on Sasol Mining’s performance and on improving the stability of our South African value chain. Caring for our planet We have invested significant time in implementing our air quality improvement plans, including the development of an integrated air quality and greenhouse gas (GHG) reduction solution, and plotting our path to deliver on our GHG emission-reduction targets. It is essential that we align with an integrated just transition programme and incorporate localisation and economic empowerment in our journey. We need to expand our growth opportunities through partnerships and source affordable feedstock; for this we need capital to invest in new technologies and attract suitable talent. Strengthening relationships with stakeholders and regulators Our people are the cornerstone to realising our ambitions, thus capability retention is a key focus area. Strengthening our partnerships and co-developing sustainable solutions with our stakeholders for economic transformation and localisation remain crucial. Delivering on our commitments is essential and we are committed to maintain regular and transparent communication with our stakeholders. GOVERNANCE CONTINUED Board effectiveness Newly appointed Directors are apprised of Sasol’s business and their duties and responsibilities as Directors. Our Directors are also given the opportunity to visit Sasol’s plants and operations. The development of industry and Group knowledge is a continuous process and Directors are briefed on legal developments and changes in the risk and general business environment on an ongoing basis. The Board, its Committees and Directors are entitled to seek independent professional advice concerning the Company’s affairs and to gain access to any information they may require in discharging their duties as Directors. The Board formally evaluates its performance and effectiveness, and that of its Committees, Directors and the Chairman, every second year. A formal evaluation was conducted this year, firstly to assess whether there had been improvement in the areas identified during the evaluation conducted in 2021 and secondly, to identify any further areas to enhance. The Board concluded that it is effective and the Directors are satisfied that the evaluation process is contributing to the improvement of the Board’s performance and effectiveness. Progress was made on the following key considerations identified to be addressed during the previous formal evaluation in 2021: • The quantity and focus of material being provided to the Board and its Committees were reviewed to ensure the material enables constructive dialogue and prioritisation during meetings. The number of meetings has also been increased to ensure that Directors are kept abreast of developments. • Key skills and competencies have been identified that would be required for Future Sasol. The succession plan takes into consideration these required skills and competencies. As a first step, Mr Andreas Schierenbeck has been appointed and we are comfortable that his past experience as a Chief Executive Officer in charge of an energy company’s transition will greatly benefit the Board. • The Board determined that the maximum number of Directors will be 14 for the time being. The ideal size of the Board is an ongoing matter for consideration, especially given the key skillsets and competencies required, the composition of the Committees, as well as international footprint and complexity. • Respect and open and honest discussions enhance trust. Team dynamics and culture remain key focus areas for the Board. A number of engagements took place during the year to strengthen cohesion among Directors and promote engagement with executives. OUR COMBINED ASSURANCE MODEL Management Internal assurance providers External assurance providers INTERNAL CONTROL FRAMEWORK AND ASSESSMENT The Board, with the support of the Audit Committee, is ultimately responsible for Sasol’s system of internal control, designed to identify, evaluate, manage and provide reasonable assurance against material misstatement and loss. We apply a combined assurance model, which seeks to optimise the assurance obtained from management as well as internal and external assurance providers while fostering a strong ethical context and mechanisms to ensure compliance. Through the Risk Policy and strategic intent of risk management approved by the Board, management identifies key risks facing Sasol and implements the necessary internal controls. The process is monitored and evaluated under the direction of internal audit, while external audit teams cover key controls and accounting matters in the course of their audits. Other levels of external assurance are obtained as and when required. The consolidated financial statements present fairly, in all material respects, our financial position, results of operations and cash flows as of and for the period. However, the Company’s internal control over financial reporting was ineffective due to the continued existence of the material weakness with respect to the South African Integrated Value Chain impairment process, identified during financial years 2020 and 2021. PEOPLE 1 2 3 4 PLANET PROFIT Some key questions considered to ensure the Board remains effective and adds value included: • What can be done to ensure the success of our current and future leaders? The Board should ensure that there is focus not only on the succession of executives, but the level below them. Our people are the cornerstone to realising the Company’s ambitions. • What are we missing? The Board will continue to focus on the nature and extent of risks faced by the organisation, the impact of these risks on the strategy, performance and sustainability of the Company and the effectiveness of the risk management process. • Are we agile enough and solutions driven? Adaptation of our strategic direction taking into consideration risks, opportunities, market dynamics and performance is crucial to ensure the sustainability of the Company. Another key consideration identified to further enhance the value of the Board going forward was: • Further evolving the Board’s role of overseeing the effective execution of strategy and ensuring that the strategy translates into adding value to shareholders and building a sustainable business. Enhancing data based strategic decision-making and the outside, diverse perspective provided by Directors to add value to management’s integrated thinking is crucial to ensure resilience. AFS Refer to the report from the Audit Committee in the Annual Financial Statements for more information in relation to the material weakness that was identified in financial year 2020.

INTRODUCTION ABOUT SASOL STRATEGIC OVERVIEW CREATING VALUE PERFORMANCE GOVERNANCE AND REWARDS ADMINISTRATION

GOVERNANCE // Our Board Committees

The Committees established by the Board play an important role in enhancing standards of governance and effectiveness within the Group

Audit Committee

CHAIRMAN: **GMB Kennealy**

MEMBERS

KC Harper
NNA Matyumza
S Subramoney
S Westwell

7 meetings > 99% attendance*

* Due to a prior commitment, Ms KC Harper could not attend a special meeting that had not been scheduled in advance

MANDATE

Mandate

- To oversee the quality and integrity of Sasol's integrated and financial reporting
- To oversee the qualification, independence and effectiveness of the internal and external audit functions
- To oversee compliance with legal and regulatory requirements to the extent that it might have an impact on financial statements
- To oversee financial market risk management and hedging matters

KEY MATTERS DEALT WITH IN 2023 AND FOCUS AREAS FOR 2024

Key matters dealt with in 2023 and focus areas for 2024

- Successfully managing the mandatory audit firm rotation and recommending the nomination for appointment of KPMG with effect from 1 July 2023
- Ensuring the integrity and effectiveness of reporting
- Financial management, key audit matters and significant areas of judgement. The Committee will continue to ensure financial systems, processes and controls operate effectively and respond to changes in the operating and regulatory environment
- Financial performance, specifically considering the impact of market volatility, geopolitical uncertainty and disruption
- Balance sheet and liquidity management. It is key to drive resilience and cash flow improvement through the delivery of Sasol 2.0 targets.
- Ensuring effective combined assurance, internal control and risk management

AFS For more detail refer to the Report of the Audit Committee in our Annual Financial Statements available on our website www.sasol.com

Capital Investment and Digital Committee

CHAIRMAN: **S Westwell**

MJ Cuambe
M Flöel
VD Kahla
HA Rossouw*
MBN Dube
FR Grobler
GMB Kennealy
A Schierenbeck**

* Appointed as Executive Director and member on 1 July 2022
** Appointed as member of the Committee on 1 April 2023

6 meetings > 99% attendance*

* Due to a prior commitment, Mr Cuambe could not attend a special meeting that had not been scheduled in advance

Mandate

- To evaluate mergers, acquisitions, investments, divestments and disposals prior to approval by the Board
- To monitor these mergers, acquisitions and Board-approved investments, divestments and disposals, as well as the Company's capital allocation and asset review programmes
- To lead the strategic direction of digital and Information Management (IM) development in a manner that supports the Group in achieving its strategic objectives and ensures the optimal return on digital and IM investment
- To oversee that the control environment of information and technology is appropriately managed and that any risks posed by pursuing or not advancing certain digital strategies are addressed

Key matters dealt with in 2023 and focus areas for 2024

- Overseeing investments and divestments and ensuring prioritisation of investments that best support the sustainability of the organisation
- Overseeing the further development of Sasol's digital strategies and technology solutions and monitoring cyber security and information and operating technology issues
- Monitoring progress of Mozambique projects and strategic approaches to developing large-scale natural gas import opportunities of South Africa
- Monitoring the Group's capital performance and guiding on prioritised capital expenditure

Nomination and Governance Committee

CHAIRMAN: **SA Nkosi**

MBN Dube
GMB Kennealy
MEK Nkeli
S Westwell

4 meetings > 100% attendance

Mandate

- To ensure effective corporate governance
- To assist with the composition of the Board and its Committees, succession planning and the appointment of Directors
- To manage the performance of the Board, its Committees and the Directors
- To monitor compliance and provide reasonable assurance regarding the quality, integrity and reliability of compliance risk management
- To assist with ensuring all stakeholders' needs and interests are taken into account and are balanced

Key matters dealt with in 2023 and focus areas for 2024

- Ensuring general corporate governance mechanisms and the framework are appropriate and effective in view of developments in the Group and its business environment
- Reviewing the composition of the Board and its Committees and succession planning
- Ensuring optimal performance by the Board and its Committees, the Directors and addressing areas identified for improvement during the evaluation process
- Strengthening our stakeholder relationships to ensure – among others – economic transformation, localisation and a Just Transition and balancing our stakeholders' needs and interests while also maintaining regular and transparent communication and disclosure
- Chief Executive Officer succession

Remuneration Committee

CHAIRMAN: **MEK Nkeli**

MJ Cuambe*
M Flöel
SA Nkosi
NNA Matyumza
S Subramoney**

* Appointed as a member on 19 November 2022
** Appointed as a member on 1 October 2022

4 meetings > 100% attendance

Mandate

- To ensure the Group remunerates employees fairly, responsibly, and transparently
- Ensuring the implementation of affordable, competitive, and fair reward principles to promote the achievements of strategic objectives and positive outcomes in the short, medium and long term
- To monitor and ensure remuneration related governance is maintained
- To provide a channel of communication between the Board and management on remuneration matters

Key matters dealt with in 2023 and focus areas for 2024

- Ensuring effective reward practices and governance around execution of the Remuneration Policy
- Continuing to engage in relation to the Group's key focus areas with our shareholders on our Remuneration Policy and Implementation Report and ensuring the appropriateness of our reward
- Comprehensive review of the long-term incentive plan rules as well as the introduction of the post-termination service shareholding requirements for members of the Group Executive Committee including Executive Directors
- Reviewing short-term and long-term incentive plan targets and design principles to ensure ongoing relevance
- Reviewing the status of healthcare and retirement plans in the Group
- Reviewing people retention risks and approved mitigation plans
- Reviewing NED fees as presented by management

IR For more detail refer to the Remuneration Report on page 70

Safety, Social and Ethics Committee

CHAIRMAN: **MBN Dube**

MJ Cuambe
FR Grobler
MEK Nkeli
S Westwell
M Flöel
VD Kahla
A Schierenbeck*

* Appointed as member on 1 April 2023

7 meetings > 100% attendance

Mandate

- To perform the role of a Social and Ethics Committee as required in terms of the Companies Act
- To ensure that the manner in which Sasol governs social and ethics performance promotes an ethical culture and that Sasol conducts itself as a responsible corporate citizen
- To monitor the Group's policies and standing in relation to ethical and optimal labour and employment practices and care for our people
- To monitor Sasol's strategies, policies, performance and the progressive implementation of its sustainability, SHE, social and ethics practices
- To ensure effective risk management oversight, specifically in relation to material risks within the Committee's scope
- To review assurance obtained regarding the integrity, reliability and validation of the Sustainability Report
- To provide strategic oversight of matters relating to people within the organisation, with the main objective of creating a globally competitive workforce and to ensure employees work towards accomplishing the strategic objectives of the Company

Key matters dealt with in 2023 and focus areas for 2024

- Ensuring processes are in place to promote an ethical culture which encourages safety
- Humanising safety and ensuring the safety of our employees, suppliers, customers and communities – the Committee continues to closely monitor the processes being put in place to avoid the occurrence of high-severity incidents
- Driving transformation and an ethical work environment
- Monitoring the Group's activities relating to good corporate citizenship
- Ensuring Sasol's sustainability, specifically focusing on climate change, biodiversity and Sasol's impact on the environment as well as air and water compliance obligations
- Delivering on our emission-reduction targets and meeting our air quality compliance obligations is of utmost importance
- Continuing with identifying, assessing and monitoring stakeholders' expectations and ensuring meaningful engagement
- Reviewing existing business risk profiles with the intention to integrate human rights into our business processes with follow up monitoring and reporting on human rights

SR For more detail refer to the Report of the Chairman of the Safety, Social and Ethics Committee in our Sustainability Report available on our website, www.sasol.com

WWW The complete terms of reference of the Committees are available on Sasol's website, www.sasol.com. The CEO is not a member of the Audit Committee, Remuneration Committee nor the Nomination and Governance Committee but attends meetings by invitation. He is requested to leave the meeting, where appropriate, before any decisions are made that relate to him personally.

SASOL INTEGRATED REPORT 2023 69